As filed with the Securities and Exchange Commission on April 1, 2010
Registration No. 333—161991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
POST-EFFECTIVE AMENDMENT NO. 3
ON FORM S-3
TO
FORM S-4
REGISTRATION STATEMENT
Under
The Securities Act Of 1933
POSITIVEID CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	3669	06-1637809
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
Incorporation or	Classification Code Number)
Organization)
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
William J. Caragol
President and Chief Financial Officer
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Phone: (561) 805-8008
Fax: (561) 805-8001
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Tammy Knight, Esq.
Holland & Knight LLP
One East Broward Boulevard
Suite 1300
Fort Lauderdale, Florida 33301
Phone: (954) 525-1000
Fax: (954) 463-2030
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

Proposed
Maximum
		Offering Price	Proposed
	Amount	Per Share	Maximum	Amount of
Title of each class of	to be	of Common	Aggregate	Registration
securities to be registered	Registered	Stock	Offering Price	Fee
Common Stock, par value $0.01 per share	1,557,606 (1)	(2)	(2)	(2)

(1)	Upon a stock split, stock dividend, or similar transaction in the future during the effectiveness of this Registration Statement and involving the common stock of PositiveID Corporation, formerly known as VeriChip Corporation (“PositiveID”), the number of shares registered shall be automatically increased to cover the additional securities in accordance with Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”).

(2)	This Post-Effective Amendment No. 3 on Form S-3 covers securities that were originally registered on PositiveID’s Registration Statement on Form S-4 (File No. 333-161991), as amended. All filing fees payable in connection with the issuance of these securities were previously paid in connection with the filing of the Registration Statement on Form S-4, to which this Post-Effective Amendment No. 3 relates.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED APRIL 1, 2010
PROSPECTUS
1,557,606 Shares
POSITIVEID CORPORATION
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
(561) 805-8008
Common Stock
     We are offering a total of up to 1,557,606 shares of our common stock that are issuable to certain former employees, directors and consultants of Steel Vault Corporation, a Delaware corporation, or Steel Vault, upon the exercise or settlement of outstanding stock options issued (i) under the SysComm International Corporation 2001 Flexible Stock Plan, as amended and restated, or the Plan, and (ii) outside of any plan, which we have assumed in connection with our acquisition of Steel Vault on November 10, 2009. We will receive the exercise price of the options if and when such options are exercised, unless the option is exercised by the tender of shares of common stock having an aggregate fair market value equal to the amount due to us, in other property, or by the surrender of all or part of a stock option. See “Description of the SysComm International Corporation 2001 Flexible Stock Plan, as amended and restated, and Equity Granted Outside of Any Plan.”
     Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
     Our common stock is traded on the Nasdaq Capital Market under the symbol “PSID.”
     Investing in our Securities involves risk. You should carefully review the risks and uncertainties described under the heading “Risk Factors” contained in this prospectus on page 3, and under similar headings in the other documents that are incorporated by reference into this prospectus.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
This prospectus is dated                     , 2010.

i

EXPLANATORY NOTE
     PositiveID Corporation, a Delaware corporation, formerly known as VeriChip Corporation, which we refer to as the “Registrant,” “PositiveID,” “we,” “our” or “us,” hereby amends its Registration Statement on Form S-4 (File No. 333-161991), as amended by Pre-Effective Amendment No. 1, Post-Effective Amendment No.1 on Form S-8, and Post-Effective Amendment No. 2 on Form S-1, by filing this Post-Effective Amendment No. 3 on Form S-3, or the Registration Statement, to convert the Registration Statement from a Form S-1 to a Form S-3, relating to up to 1,557,606 shares of the Registrant’s common stock, par value $0.01 per share, or the Common Stock, that are reserved for issuance by the Registrant upon the exercise or settlement of stock options issued under the Plan and outside of any plan, that are held by former employees, directors and consultants of Steel Vault. All such shares of Common Stock were originally registered on the Form S-4.
     On November 10, 2009, Steel Vault merged with and into a wholly-owned subsidiary of the Registrant, or the Merger. Pursuant to the terms of the Merger, at the effective time of the Merger, stock options issued under the Plan were assumed by the Registrant and converted into stock options with respect to the Registrant’s Common Stock, based on a formula described in the Form S-4.
POSITIVEID CORPORATION
     The SEC allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update, supplement and/or supersede the information in this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document which also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should read the following summary together with the more detailed information regarding our Company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference.
The Company
          PositiveID Corporation, formerly known as VeriChip Corporation, was formed as a Delaware corporation by Digital Angel Corporation, or Digital Angel, in November 2001. In January 2002, we began our efforts to create a market for radio frequency identification, or RFID, systems that utilize our human implantable microchip. During the first half of 2005 we acquired two business focused on providing RFID systems for healthcare applications. Those businesses (EXi Wireless and Instantel) were merged in 2007 to form Xmark Corporation, which we refer to as Xmark, which was a wholly owned subsidiary of ours. On February 14, 2007, we completed our initial public offering in which we sold 3,100,000 shares of our common stock at $6.50 per share.
          On July 18, 2008, we completed the sale of all of the outstanding capital stock of Xmark, which at the time was principally all of our operations, to Stanley Canada Corporation, a wholly-owned subsidiary of The Stanley Works. In the sale we received $47.9 million in cash, which consisted of the $45 million purchase price plus a balance sheet adjustment of approximately $2.9 million, which was adjusted to $2.8 million at settlement of the escrow. Under the terms of the stock purchase agreement, $43.4 million of the proceeds were paid at closing and $4.4 million was released from escrow in July 2009. As a result, we recorded a gain on the sale of Xmark of $10.7 million, with $4.5 million of that gain deferred until the escrow was settled. The financial position, results of operations and cash flows of Xmark have been reclassified as discontinued operations in 2008 and 2007.
          Following the completion of the sale of Xmark to Stanley Canada, we retired all of our outstanding debt for a combined payment of $13.5 million and settled all contractual payments to Xmark’s and our officers and management for $9.1 million. On August 28, 2008, we paid a special dividend to our stockholders of $15.8 million.
          On November 12, 2008, we entered into an asset purchase agreement with Digital Angel and Destron Fearing Corporation, a wholly-owned subsidiary of Digital Angel, which collectively are referred to as, “Digital Angel.” The terms of the asset purchase agreement included the purchase by us of patents related to an embedded bio-sensor system for use in humans, and the assignment of any rights of Digital Angel under a development agreement associated with the development of an implantable glucose sensing microchip. We also received covenants from Digital Angel and Destron Fearing that will permit the use of intellectual property of Digital Angel related to our VeriMed business without payment of ongoing royalties, as well as inventory and a limited period of technology support by Digital Angel. We paid Digital Angel $500,000 at the closing of the asset purchase agreement, which was recorded in the financials as research and development expense.
          Also, on November 12, 2008, R&R Consulting Partners LLC, a company controlled by our Chairman and Chief Executive Officer, purchased 5,355,556 shares of common stock from Digital Angel, at which point in time Digital Angel ceased being a stockholder.
          On September 4, 2009, we, VeriChip Acquisition Corp., a Delaware corporation and our wholly-owned subsidiary, which we refer to as the acquisition subsidiary, and Steel Vault Corporation, a Delaware corporation, which we refer to as Steel Vault, signed an Agreement and Plan of Reorganization, or the merger agreement, dated September 4, 2009, as amended, pursuant to which the acquisition subsidiary was merged with and into Steel Vault on November 10, 2009, with Steel Vault surviving and becoming a wholly-owned subsidiary of ours. Upon the consummation of the merger, each outstanding share of Steel Vault’s common stock, warrants and options was converted into 0.5 shares of common stock, warrants and options of us. At the closing of the merger, we changed our name to PositiveID Corporation, and changed our stock ticker symbol with Nasdaq to “PSID” effective November 11, 2009.
          In February 2010, we acquired the assets of Easy Check Medical Diagnostics, LLC, including the Easy Check breath glucose detection system and the iGlucose wireless communication system. These products are currently under development. There is a U.S. patent pending for the Easy Check breath glucose detection system, and we filed a patent application and launched the second-stage product development for the iGlucose system in March 2010. In exchange for the assets, we issued 300,000 shares of our common stock valued at approximately $351,000. Additional payment in the form of shares (maximum 200,000 shares) and product royalties may be paid in the future based on successful patent grants and product or license revenues.
Overview
          We have historically developed, marketed and sold radio frequency identification, frequently referred to as RFID, systems used for the identification of people in the healthcare market. Beginning in the fourth quarter of 2009, with the acquisition of Steel Vault, we are pursuing a strategy to provide unique health and security identification tools to protect consumers and businesses, operating in two key segments: HealthID and ID Security.
          Our HealthID segment is currently focused on the development of the glucose-sensing microchip, in conjunction with Receptors LLC (“Receptors”). In the field of diabetes management we also acquired, in February 2010, the assets of Easy Check Medical Diagnostics, LLC, including the Easy Check breath glucose detection system and the iGlucose wireless communication system. All three of these products are currently under development.
          We also intend to continue the development of the Rapid Flu Detection system, and other health related products, built on our core intellectual property. Our HealthID segment also includes the VeriMed system, which uses an implantable passive RFID microchip (the “VeriChip”) that is used in patient identification applications. Each implantable microchip contains a unique verification number that is read when it is scanned by our scanner. In October 2004, the U.S. Food and Drug Administration, or FDA, cleared our VeriMed Health Link system for use in medical applications in the United States.
          Our ID Security segment includes our Identity Security suite of products, sold through our NationalCreditReport.com brand and our Health Link personal health record. Our NationalCreditReport.com business was acquired in conjunction with our merger with Steel Vault in November 2009. NationalCredit-Report.com offers consumers a variety of identity security products and services primarily on a subscription basis. These services help consumers protect themselves against identity theft or fraud and understand and monitor their credit profiles and other personal information, which include credit reports, credit monitoring and credit scores. In the first quarter of 2010, we re-launched our Health Link personal health record (“PHR”) business. We plan to focus our marketing efforts on partnering with health care providers and exchanges, physician groups, Electronic Medical Record (“EMR”) system vendors, and insurers to use Health Link as a PHR provided to their patients. We will also seek to partner with pharmaceutical companies who wish to communicate with our online community through various forms of value added content and advertising.
          We continue to focus on our HealthID and ID Security businesses, including the development of the glucose sensing microchip, the Easy Check breath glucose detection system, the iGlucose wireless communication system, the Rapid Flu Detection System, the Health Link PHR, and our operating business in identity security. We intend to continue to explore potential strategic transactions with third parties in the healthcare, identification, and animal health sectors.

     Our principal executive offices are located at PositiveID Corporation, 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, and our telephone number is (561) 805-8008.
RISK FACTORS
     An investment in our securities involves a high degree of risk. Prior to making a decision about investing in our securities, you should carefully consider the specific risk factors discussed in the sections entitled “Risk Factors” contained in any applicable prospectus supplement and our filings with the SEC and incorporated by reference in this prospectus, such as the risk factors under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009 on file with the SEC, together with all of the other information contained in this prospectus, or any applicable prospectus supplement. These risks and uncertainties are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us, or that we currently view as immaterial, may also impair our business. If any of the risks or uncertainties described in our SEC filings or any prospectus supplement or any additional risks and uncertainties actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our securities could decline, and you might lose all or part of your investment.
Risks Related to the Operations and Business of PositiveID
          PositiveID has a history of losses, and expects to incur additional losses in the future. PositiveID is unable to predict the extent of future losses or when it will become profitable.
          Through December 31, 2009, PositiveID has experienced operating losses and as of December 31, 2009 its accumulated deficit was $53.7 million. PositiveID expects to continue to incur operating losses for the near future. Its ability in the future to achieve or sustain profitability is based on a number of factors, many of which are beyond its control. Even if it achieves profitability in the future, it may not be able to sustain profitability in subsequent periods.
          PositiveID’s long-term capital needs may require additional sources of capital, and there can be no assurances that it will be successful in negotiating additional sources of long-term capital.
          PositiveID’s long-term capital needs may require additional sources of equity or credit. There can be no assurances that it will be successful in negotiating additional sources of equity or credit for its long-term capital needs. PositiveID’s inability to have continuous access to such financing at reasonable costs could materially and adversely impact its financial condition, results of operations and cash flows.
          Compliance with changing regulations concerning corporate governance and public disclosure may result in additional expenses.
          There have been changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act, new regulations promulgated by the SEC and rules promulgated by the national securities exchanges and the NASDAQ. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, PositiveID’s efforts to comply with evolving laws, regulations and standards are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. PositiveID’s board members and executive officers could face an increased risk of personal liability in connection with the performance of their duties. As a result, PositiveID may have difficulty attracting and retaining qualified board members and executive officers, which could harm its business. If PositiveID’s efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies, it could be subject to liability under applicable laws or its reputation may be harmed.
          PositiveID depends on key personnel to manage its business effectively, and, if it is unable to hire, retain or motivate qualified personnel, its ability to design, develop, market and sell its systems could be harmed.
          PositiveID’s future success depends, in part, on certain key employees, including Scott R. Silverman, its chairman of the board and chief executive officer, and William J. Caragol, its president and chief financial officer, as well as key technical and operations personnel, and on PositiveID’s ability to attract and retain highly skilled personnel. The loss of the services of any of its key personnel may seriously harm its business, financial condition and results of operations. In addition, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly operations, finance, accounting, sales and marketing personnel, may also seriously harm its business, financial condition and results of operations. PositiveID’s ability to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful in the future.
          During 2009, PositiveID failed to meet applicable Nasdaq Stock Market requirements. If in the future PositiveID were to fail to meet one of these requirements, its stock could be delisted by the Nasdaq Stock Market. If delisting occurs, it would adversely affect the market liquidity of its common stock and harm its businesses.
          If PositiveID’s common stock is delisted from the Nasdaq Stock Market, trading of its common stock most likely will be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities, such as the OTC Bulletin Board. Delisting would adversely affect the market liquidity of its common stock and harm PositiveID’s business and may hinder or delay its ability to consummate potential strategic transactions or investments. Such delisting could also adversely affect PositiveID’s ability to obtain financing for the continuation of its operations and could result in the loss of confidence by investors, suppliers and employees.
          We will continue to incur the expenses of complying with public company reporting requirements.
          We have an obligation to continue to comply with the applicable reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, which includes the filing with the SEC of periodic reports, proxy statements and other documents relating to our business, financial conditions and other matters, even though compliance with such reporting requirements is economically burdensome.
          Directors, executive officers, principal stockholders and affiliated entities own a significant percentage of PositiveID’s capital stock, and they may make decisions that you do not consider to be in the best interests of its stockholders.
          As of March 30, 2010, PositiveID’s current directors and executive officer beneficially owned, in the aggregate, approximately 55.0% of PositiveID’s outstanding voting securities. As a result, if some or all of them acted together, they would have the ability to exert substantial influence over the election of the board of directors and the outcome of issues requiring approval by PositiveID’s stockholders. This concentration of ownership may also have the effect of delaying or preventing a change in control of PositiveID that may be favored by other stockholders. This could prevent transactions in which stockholders might otherwise recover a premium for their shares over current market prices.
Risks Related to PositiveID’s Product Development Efforts
          PositiveID and its development partner Receptors LLC are in the early stages of developing a rapid influenza detection system for the H1N1 virus and an in vivo glucose-sensing RFID microchip, the effectiveness of both of which is unproven.
          PositiveID and its development partner, Receptors, are engaged in the research and development of applying Receptors’ patented AFFINITY by DESIGN™ CARA™ platform to the detection and classification of pandemic threat viruses, such as the H1N1 virus, as well as the research and development of an in vivo glucose-sensing RFID microchip. The effectiveness of this detection system and the effectiveness of this sensor/microchip system are yet to be determined. As a result, there can be no assurance that PositiveID and Receptors will be able to successfully employ these development-stage products as diagnostic solutions for either the detection of strains of influenza and other viruses or for the detection of glucose in vivo. Any failure to establish the efficacy or safety of these development-stage products could have a material adverse effect on PositiveID’s business, results of operations, and financial condition.
          PositiveID’s product research and development activities may not result in a commercially-viable rapid influenza detection system, in vivo glucose-sensing RFID microchip, Easy Check breath glucose detection system, or iGlucose wireless communication device.
          All products are in the early stages of development, and are therefore prone to the risks of failure inherent in diagnostic product development. PositiveID or Receptors may be required to complete and undertake significant clinical trials to demonstrate to the U.S. Food and Drug Administration, or FDA, that these products are safe and effective to the satisfaction of the FDA and other non-United States regulatory authorities or for their respective, intended uses, or are substantially equivalent in terms of safety and effectiveness to existing, lawfully-marketed, non-premarket approved devices. Clinical trials are expensive and uncertain processes that often take years to complete. Failure can occur at any stage of the process, and successful early positive results do not ensure that the entire clinical trial or later clinical trials will be successful. Product candidates in clinical-stage trials may fail to show desired efficacy and safety traits despite early promising results. If the research and development activities of PositiveID or Receptors do not result in commercially-viable products, PositiveID’s business, results of operations, financial condition, and stock price could be adversely affected.
          Even if the FDA or similar non-United States regulatory authorities grant PositiveID regulatory approval of a product, the approval may take longer than PositiveID anticipates and may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing follow up studies. Moreover, if PositiveID fails to comply with applicable regulatory requirements, PositiveID may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
          The success and timing of development efforts, clinical trials, regulatory approvals, product introductions, collaboration and licensing arrangements, any termination of development efforts and other material events could cause volatility in our stock price.
          Volatility in PositiveID’s stock price will depend on many factors, including:
•	success of the development partnership between PositiveID and Receptors and related development costs;

•	success and timing of regulatory filings and approvals for the rapid influenza detection system and the in vivo glucose-sensing RFID microchip, the Easy Check breath glucose detection system, and the iGlucose wireless communication device;

•	success and timing of commercialization and product introductions of the rapid influenza detection system and the in vivo glucose-sensing RFID microchip, the Easy Check breath glucose detection system, and the iGlucose wireless communication device;

•	introduction of competitive products into the market;

•	results of clinical trials for the rapid influenza detection system and the in vivo glucose-sensing RFID microchip, the Easy Check breath glucose detection system, and the iGlucose wireless communication device;

•	a finding that Receptors’ patented AFFINITY by DESIGN™ CARA™ platform is invalid or unenforceable, the Easy Check breath glucose detection system, and the iGlucose wireless communication device;

•	a finding that the rapid influenza detection system or the in vivo glucose-sensing RFID microchip, the Easy Check breath glucose detection system, and the iGlucose wireless communication device infringes the patents of a third party;

•	our ability to obtain a patent on the Easy Check breath glucose detection system and the iGlucose wireless communication device;

•	our ability to obtain a patent on the Easy Check breath glucose detection system and the iGlucose wireless communication device;

•	payment of any royalty payments under licensing agreements;

•	unfavorable publicity regarding PositiveID, Receptors, or either of the companies’ products or competitive products;

•	termination of development efforts for the rapid influenza detection system, the in vivo glucose-sensing RFID microchip, the Easy Check breath glucose detection system, or the iGlucose wireless communication device;

•	timing of expenses PositiveID may incur with respect to any license or acquisition of products or technologies; and

•	termination of development efforts of any product under development or any development or collaboration agreement.

          PositiveID anticipates future losses and may require additional financing, and PositiveID’s failure to obtain additional financing when needed could force PositiveID to delay, reduce or eliminate PositiveID’s product development programs or commercialization efforts.
          PositiveID anticipates future losses and therefore may be dependent on additional financing to execute its business plan. Although PositiveID currently has the funding needed to pay for the planned development of its current projects, its plans for expansion may still require additional financing. In particular, PositiveID may require additional capital in order to continue to conduct the research and development and obtain regulatory clearances and approvals necessary to bring any future products to market and to establish effective marketing and sales capabilities for existing and future products. PositiveID’s operating plan may change, and it may need additional funds sooner than anticipated to meet its operational needs and capital requirements for product development, clinical trials and commercialization. Additional funds may not be available when PositiveID needs them on terms that are acceptable to PositiveID, or at all. If adequate funds are not available on a timely basis, PositiveID may terminate or delay the development of one or more of its products, or delay establishment of sales and marketing capabilities or other activities necessary to commercialize its products. Therefore, PositiveID does not know whether any planned development phases or clinical trials for the rapid influenza detection system or the in vivo glucose-sensing RFID microchip the Easy Check breath glucose detection system, or the iGlucose wireless communication device will be completed on schedule, or at all. Furthermore, PositiveID cannot guarantee that any planned development phases or clinical trials will begin on time or at all.
          PositiveID’s future capital requirements will depend on many factors, including: the costs of expanding PositiveID’s sales and marketing infrastructure and manufacturing operations; the degree of success PositiveID experiences in developing and commercializing the rapid influenza detection system and the in vivo glucose-sensing RFID microchip; the Easy Check breath glucose detection system, and the iGlucose wireless communication device; the number and types of future products PositiveID develops and commercializes; the costs, timing and outcomes of regulatory reviews associated with PositiveID’s current and future product candidates; the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims; and the extent and scope of PositiveID’s general and administrative expenses.
          PositiveID’s future product development efforts may not yield marketable products due to results of studies or trials, failure to achieve regulatory approvals or market acceptance, proprietary rights of others or manufacturing issues.
          Development of a product candidate requires substantial technical, financial and human resources. PositiveID’s potential product candidates may appear to be promising at various stages of development yet fail to timely reach the market for a number of reasons, including: the lack of adequate quality or sufficient prevention benefit, or unacceptable safety during preclinical studies or clinical trials; PositiveID’s or its collaborative development partners’ failure to receive necessary regulatory approvals on a timely basis, or at all; the existence of proprietary rights of third parties; or the inability to develop manufacturing methods that are efficient, cost-effective and capable of meeting stringent regulatory standards.
          PositiveID’s industry changes rapidly as a result of technological and product developments, which may quickly render PositiveID’s product candidates less desirable or even obsolete. If PositiveID is unable or unsuccessful in supplementing its product offerings, its revenue and operating results may be materially adversely affected.
          The industry in which PositiveID operates is subject to rapid technological change. The introduction of new technologies in the market, including the delay in the adoption of these technologies, as well as new alternatives for the delivery of products and services will continue to have a profound effect on competitive conditions in this market. PositiveID may not be able to develop and introduce new products, services and enhancements that respond to technological changes on a timely basis. If PositiveID’s product candidates are not accepted by the market as anticipated, if at all, PositiveID’s business, operating results, and financial condition may be materially and adversely affected.
          If PositiveID or Receptors are unable to develop and later market the products under development in a timely manner or at all, or if competitors develop or introduce similar products that achieve commercialization before the products enter the market, the demand for the products may decrease or the products could become obsolete.
          The products will operate in competitive markets, where competitors may already be well established. PositiveID expects that competitors will continue to innovate and to develop and introduce similar products that could be competitive in both price and performance. Competitors may succeed in developing or introducing similar products earlier than PositiveID or Receptors, obtaining regulatory approvals and clearances for such products before the products are approved and cleared, or developing more effective products. In addition, competitors may have products that have already been approved or are in a stage of advanced development, which may achieve commercialization before the products enter the market.

          If a competitor’s products reach the market before the products, they may gain a competitive advantage, impair the ability of PositiveID or Receptors to commercialize the products, or render the products obsolete. There can be no assurance that developments by competitors will not render the products obsolete or noncompetitive. PositiveID’s financial performance may be negatively impacted if a competitor’s successful product innovation reaches the market before the products or gains broader market acceptance.
          PositiveID believes that the products have certain technological advantages, but maintaining these advantages will require continual investment in research and development, and later in sales and marketing. There is no guarantee that PositiveID or Receptors will be successful in maintaining these advantages. Nor is there any guarantee that PositiveID or Receptors will be successful in completing development of the products in any clinical trials or in achieving sales of the products, or that future margins on such products will be acceptable.
Risks Occasioned by the Xmark Transaction
          PositiveID will be unable to compete with Xmark’s business for four years from the date of closing.
          PositiveID has agreed that, for a period of four years after the closing of the Xmark Transaction, or July 2012, it will not (i) directly or indirectly participate with, control or own an interest in any entity that is engaged in the business of manufacturing, selling, financing, supplying, marketing or distributing infant security systems, wander prevention systems, asset/personnel and identification systems, and vibration monitoring instruments anywhere in the world or (ii) solicit, induce, encourage or attempt to persuade any employee of Xmark to terminate his or her employment relationship with Xmark, or offer to hire any Xmark employee. PositiveID’s remaining business, the VeriMed business, is not deemed to compete with Xmark’s business. However, the non-compete provisions will restrict its ability to engage in any business that competes with Xmark’s business until July 2012.
Industry and Business Risks Related to Our ID Security Business
          PositiveID is unable to control many of the factors affecting consumer spending, and declines in consumer spending could reduce demand for PositiveID’s products.
          PositiveID’s business depends on consumer demand for its products and, consequently, is sensitive to a number of factors that influence consumer spending, including general economic conditions, disposable consumer income, fuel prices, recession and fears of recession, war and fears of war, inclement weather, consumer debt, conditions in the housing market, interest rates, sales tax rates and rate increases, inflation, consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security. In particular, an economic downturn leads to decreased discretionary spending, which adversely impacts PositiveID’s business. Adverse changes in factors affecting discretionary consumer spending could reduce consumer demand for its products, thus reducing its sales and harming its business and operating results.
          The identity security market including PositiveID faces a significant amount of subscriber churn. As a result, PositiveID must obtain the subscribers it loses in the ordinary course of business and, if it fails to do so, its revenue and subscriber base will decline.
          A substantial number of subscribers to PositiveID’s consumer products and services cancel their subscriptions each year. Cancellations may occur due to numerous factors, including:
•	changing subscriber preferences;

•	competitive price pressures;

•	general economic conditions;

•	cancellation of subscribers due to credit card declines; and

•	credit or charge card holder turnover.

          If PositiveID fails to replace subscribers to its consumer products and services it loses in the ordinary course of business, its revenue may decline, causing a material adverse impact on the results of its operations. There can be no assurance that it can successfully replace the large number of subscribers that cancel each year.
          Marketing laws and regulations may materially limit PositiveID’s or its clients’ ability to offer PositiveID products and services to consumers.
          PositiveID markets its consumer products and services through a variety of marketing channels, including direct mail, outbound telemarketing, inbound telemarketing, inbound customer service and account activation calls, email, mass media and the internet. These channels are subject to both federal and state laws and regulations. Federal and state laws and regulations may limit its ability to market to new subscribers or offer additional services to existing subscribers, which may have a material impact on PositiveID’s ability to sell its services.
          If PositiveID loses its ability to purchase data from a credit data reseller, some of which are PositiveID’s competitor, which credit data reseller purchases the data from the three major credit reporting repositories, demand for its services would decrease.
          PositiveID relies on credit data resellers, who in turn rely on the three major credit reporting repositories, Equifax, Experian and TransUnion, to provide it with essential data for its consumer identity theft protection and credit management services. Each of the three major credit reporting repositories owns its consumer credit data and is a competitor of PositiveID in providing credit information directly to consumers, and may decide that it is in their competitive interests to stop indirectly supplying data to PositiveID. Any interruption, deterioration or termination of PositiveID’s relationship with its credit data reseller, or one or more of the three credit reporting repositories would be disruptive to PositiveID’s business and could cause PositiveID to lose subscribers.
          PositiveID’s competitors, including those who have greater resources and experience than PositiveID has, may commercialize technologies that make PositiveID’s obsolete or noncompetitive.
          There are many public and private companies, actively engaged in PositiveID’s line of business and that target the same markets that it targets. Some of PositiveID’s current competitors have significantly greater financial, marketing and product development resources than PositiveID does. Low barriers to entry into its line of business may result in new competitors entering the markets PositiveID serves. If PositiveID’s competitors market products that are more effective and less expensive than its products, PositiveID may not be able to achieve commercial success.
Industry and Business Risks Related to Our HealthID Business
          PositiveID may never achieve market acceptance or significant sales of its healthcare products or systems.
          Through March 30, 2010, PositiveID had generated nominal revenue from sales of its VeriMed system, its diabetes management products, and Rapid Influenza Detection System, which are products under development. It may never achieve market acceptance or more than nominal or modest sales of these products and systems.
          PositiveID does not expect to generate revenue from its VeriMed business over the next 12 to 24 months. PositiveID’s VeriMed business generated gross sales of $43,000 in 2008 and $162,000 in 2009. PositiveID is currently focused on its Health Link personal health records business, the development of the glucose sensing microchip and the development of other sensor applications, its Rapid Influenza Detection System, and is considering and will review other strategic opportunities. However, there can be no assurance that PositiveID will be able to successfully develop or implement such options or strategic alternatives.
          Implantation of PositiveID’s implantable microchip may be found to cause risks to a person’s health, which could adversely affect sales of its systems that incorporate the implantable microchip.
          The implantation of PositiveID’s implantable microchip may be found, or be perceived, to cause risks to a person’s health. Potential or perceived risks include adverse tissue reactions, migration of the microchip and infection from implantation. There have been articles published asserting, despite numerous studies to the contrary, that the implanted microchip causes malignant tumor formation in laboratory animals. As more people are implanted with PositiveID’s implantable microchip, it is possible that these and other risks to health will manifest themselves. Actual or perceived risks to a person’s health associated with the microchip implantation process could constrain its sales of the VeriMed system or result in costly and expensive litigation. Further, the potential resultant negative publicity could damage its business reputation, leading to loss in sales of PositiveID’s other systems targeted at the healthcare market which would harm its business and negatively affect its prospects.
          If PositiveID is required to effect a recall of its implantable microchip, its reputation could be materially and adversely affected and the cost of any such recall could be substantial, which could adversely affect its results of operations and financial condition.
          From time to time, implanted devices have become subject to recall due to safety, efficacy, product failures or other concerns. To date, PositiveID has not had to recall any of its implantable microchips. However, if, in the future, it is required to affect such a recall, the cost of the recall, and the likely related loss of system sales, could be substantial and could materially and adversely affect PositiveID’s results of operations and financial condition. In addition, any such recall could materially adversely affect its reputation and its ability to sell its systems that make use of the implantable microchip which would harm its business and negatively affect its prospects.
          Interruptions in access to, or the hacking into, PositiveID’s Health Link PHR or its VeriMed patient information database may have a negative impact on its revenue, damage its reputation and expose PositiveID to litigation.
          Reliable access to the Health Link PHR or the VeriMed patient information database is a key component of the functionality of those systems. Its ability to provide uninterrupted access to the database, whether operated by it or one or more third parties with whom PositiveID contracts, will depend on the efficient and uninterrupted operation of the server and network systems involved. Although certain elements of technological, power, communications, personnel and site redundancy are maintained, the databases may not be fully redundant. Further, the database may not function properly if certain necessary third-party systems fail, or if some other unforeseen act or natural disaster should occur. In the past, PositiveID has experienced short periods during which the database was inaccessible as a result of development work, system maintenance and power outages. Any disruption of the database services, computer systems or communications networks, or those of third parties that we rely on, could result in the inability of users to access the database for an indeterminate period of time. This, in turn, could cause PositiveID to lose the confidence of the healthcare community and persons who have undergone the microchip implant procedure, resulting in a loss of revenue and possible litigation.
          In addition, if the firewall software protecting the information contained in PositiveID’s database fails or someone is successful in hacking into the database, it could face damage to its business reputation and litigation.
          Regulation of products and services that collect personally-identifiable information or otherwise monitor an individual’s activities may make the provision of PositiveID’s services more difficult or expensive and could jeopardize its growth prospects.
          Certain technologies that PositiveID currently, or may in the future, support are capable of collecting personally-identifiable information. A growing body of laws designed to protect the privacy of personally- identifiable information, as well as to protect against its misuse, and the judicial interpretations of such laws, may adversely affect the growth of PositiveID’s business. In the U.S., these laws include the Health Insurance Portability and Accountability Act, or HIPAA, the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act, and the Gramm-Leach-Bliley Act, as well as various state laws and related regulations. Although PositiveID is not a covered entity under HIPAA, it has entered into agreements with certain covered entities in which it is considered to be a “business associate” under HIPAA. As a business associate, PositiveID is required to implement policies, procedures and reasonable and appropriate security measures to protect individually identifiable health information it receives from covered entities. PositiveID’s failure to protect health information received from customers could subject it to liability and adverse publicity, and could harm its business and impair its ability to attract new customers.
          In addition, certain governmental agencies, like the U.S. Department of Health and Human Services and the Federal Trade Commission, have the authority to protect against the misuse of consumer information by targeting companies that collect, disseminate or maintain personal information in an unfair or deceptive manner. PositiveID is also subject to the laws of those foreign jurisdictions in which it operates, some of which currently have more protective privacy laws. If PositiveID fails to comply with applicable regulations in this area, its business and prospects could be harmed.
          Certain regulatory approvals generally must be obtained from the governments of the countries in which its foreign distributors sell its systems. However, any such approval may be subject to significant delays or may not be obtained. Any actions by regulatory agencies could materially and adversely affect PositiveID’s growth plans and the success of its business.

          If PositiveID fails to comply with anti-kickback and false claims laws, it could be subject to costly and time-consuming litigation and possible fines or other penalties.
          PositiveID is, or may become subject to, various federal and state laws designed to address healthcare fraud and abuse, including anti-kickback laws and false claims laws. The federal anti-kickback statute prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring items or services payable by Medicare, Medicaid or any other federally-funded healthcare program. This statute also prohibits remuneration in return for purchasing, leasing or ordering or arranging, or recommending the purchasing, leasing or ordering, of items or services payable by Medicare, Medicaid or any other federally-funded healthcare program. The anti-kickback laws of various states apply more broadly to prohibit remuneration in return for referrals of business payable by payers other than federal healthcare programs.
          False claims laws prohibit anyone from knowingly presenting, or causing to be presented, for payment to third-party payers, including Medicare and Medicaid, which currently do not provide reimbursement for its microchip implant procedure, claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. PositiveID’s activities relating to the reporting of wholesale or estimated retail prices of its VeriMed system, the reporting of Medicaid rebate information, and other information affecting federal, state and third-party payment for the VeriMed system, if such payment becomes available, will be subject to scrutiny under these laws.
          The anti-kickback statute and other fraud and abuse laws are very broad in scope, and many of their provisions have not been uniformly or definitively interpreted by existing case law or regulations. Violations of the anti-kickback statute and other fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal healthcare programs, including Medicare and Medicaid, which currently do not provide reimbursement for our microchip implant procedure. PositiveID has not been challenged by a governmental authority under any of these laws and believes that its operations are in compliance with such laws. However, because of the far-reaching nature of these laws, it may be required to alter one or more of its practices to be in compliance with these laws. Healthcare fraud and abuse regulations are complex and even minor, inadvertent irregularities in submissions can potentially give rise to claims that the statute has been violated. If PositiveID is found to have violated these laws, or are charged with violating them, our business, financial condition and results of operations could suffer, and its management team could be required to dedicate significant time and resources addressing the actual or alleged violations.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov and on the investor relations page of our corporate website at www.positiveidcorp.com. Except for those SEC filings incorporated by reference in this prospectus, none of the other information on those websites is part of this prospectus. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.
INFORMATION INCORPORATED BY REFERENCE
     We incorporate by reference into this prospectus the information in documents we file with the SEC, which means we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus has updated the information incorporated by reference and some information filed subsequently with the SEC will automatically update this prospectus. We incorporate by reference:
(a)	Our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 19, 2010;

(b)	Our Current Reports on Form 8-K as filed with the SEC on July 23, 2008 and March 19, 2010;

(c)	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on June 17, 2008; and

(d)	The description of our common stock contained in the registration statement on Form 8-A/A, filed with the SEC pursuant to the Exchange Act on February 6, 2007, including any amendments or reports filed for the purposes of updating the description of our common stock.

     All documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of the initial registration statement and prior to effectiveness of the registration statement, and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents; provided, however, that we are not incorporating by reference any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K.
     To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus or the registration statement of which this prospectus is a part. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement of which this prospectus is a part.
     YOU MAY REQUEST, EITHER ORALLY OR IN WRITING, A COPY OF ANY OR ALL OF THE DOCUMENTS THAT ARE INCORPORATED IN THIS PROSPECTUS BY REFERENCE AND WE WILL PROVIDE A COPY OF THOSE FILINGS, INCLUDING ANY EXHIBITS THAT ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS, AT NO COST BY CONTACTING ALLISON TOMEK, OUR SECRETARY, AT POSITIVEID CORPORATION, 1690 SOUTH CONGRESS AVENUE, SUITE 200, DELRAY BEACH, FLORIDA 33445, OR BY CALLING (561) 805-8008.
     You should rely only on the information contained in or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of the applicable document.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS
     This prospectus and our consolidated financial statements and other documents incorporated by reference in this prospectus contain forward-looking statements that are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different than the results, performance or achievements expressed or implied by the forward-looking statements.
     Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Forward-looking statements can generally be identified by forward-looking words and phrases such as “anticipate,” “believe,” “could,” “potential,” “continues,” “estimate,” “seek,” “predict,” “designed,” “expect,” “intend,” “plan,” “may,” “should,” “will,” “would,” “project,” and other similar expressions that denote expectations of future or conditional events rather than statement of fact. Forward-looking statements also may relate to strategies, plans and objectives for, and potential results of, future operations, financial results, financial condition, business prospects, growth strategy and liquidity, and are based upon management’s current plans and beliefs or current estimates of future results or trends. Specifically, this prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements regarding:
•	the ability of the Company to improve diabetics’ lives while helping them manage their healthy glucose levels, thereby decreasing the risk of diabetes-related complications and reducing medical costs;

•	the ability of the sensing system to demonstrate a glucose concentration response in model blood and interstitial fluid matrices;

•	that patients implanted with our glucose-sensing microchip, if successfully developed, could get a rapid reading of their blood sugar with a simple wave of a handheld scanner;

•	the ability of iGlucose to provide next generation, real time data to improve diabetes management and help ensure patient compliance, data accuracy and insurance reimbursement;

•	the iGlucose wireless communication device being the first to address the Medicare requirement for durable medical equipment manufacturers and pharmacies to maintain glucose level logs and records for the millions of high-frequency diabetes patients;

•	that the use of a heavy molecule to generate a chemical reaction that can be reliably measured may prove the close correlation between acetone concentration found in a patient’s exhaled breath and glucose found in his or her blood and the possible elimination of a patient’s need to prick his or her finger multiple times per day;

•	that the rapid sub-type classification of flu strains at the point of care will allow for improved treatment, thereby discouraging antibiotic overuse, preventing central lab overloading and improving overall health outcomes;

•	that the rapid flu sub-type test will give an early warning of the rise of new sub-types of influenza so that containment measures can be implemented and pandemic proportions can be avoided;

•	that we intend to continue the development of the Rapid Flu Detection system, and other health related products, built on our core intellectual property;

•	that we plan to focus our marketing efforts on partnering with health care providers and exchanges, physician groups, EMR system vendors, and insurers to use Health Link as a PHR provided to their patients, and we will seek to partner with pharmaceutical companies who wish to communicate with out online community through various forms of value added content and advertising;

•	that we intend to continue to explore potential strategic transactions with third parties in the healthcare, identification, and animal health sectors;

•	that we intend to incur additional losses in the future;

•	that we expect that competitors will continue to innovate and to develop and introduce similar products that could be competitive in both price and performance;

•	that we do not expect to generate revenue from our VeriMed business over the next 12 to 24 months; and

•	that we intend to use the net proceeds from any exercises of options for general corporate purposes.
     These forward-looking statements are based upon information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company’s actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause the Corporation’s actual results to differ materially from the results referred to in the forward-looking statements include:
•	our ability to continue listing our common stock on the Nasdaq Stock Market (“Nasdaq”);

•	our ability to successfully consider, review, and if appropriate, implement other strategic opportunities;

•	our expectation that we will incur losses, on a consolidated basis, for the foreseeable future;

•	our ability to fund our operations and continued development of our products, including the Rapid Flu Detection System, the glucose-sensing microchip, the Easy Check breath glucose detection system and the iGlucose wireless communication system;

•	our ability to complete the Phase II of the Rapid Flu Detection System by the end of 2010 or at all and Phase II of the glucose-sensing microchip development program by mid 2010 or at all;

•	our ability to pursue our strategy to offer identification tools and technologies for consumers and businesses;

•	our ability to maximize the amount of capital that we will have available to pursue business opportunities in the healthcare and energy sectors;

•	our ability to successfully develop and commercialize the breath glucose detection system and the iGlucose wireless communication device and the glucose-sensing microchip, and the market acceptance of these devices and the microchip;

•	our ability to obtain patents on our products, including the Easy Check breath glucose detection system and the iGlucose wireless communication device, the validity, scope and enforceability of our patents, and the protection afforded by our patents;

•	we may become subject to costly product liability claims and claims that our products infringe the intellectual property rights of others;

•	our ability to comply with current and future regulations relating to our businesses;

•	uncertainty as to whether a market for our VeriMed system will develop and whether we will be able to generate more than a nominal level of revenue from this business;

•	the potential for patent infringement claims to be brought against us asserting that we hold no rights for the use of the implantable microchip technology and that we are violating another party’s intellectual property rights. If such a claim is successful, we could be enjoined from engaging in activities to market the systems that utilize the implantable microchip and be required to pay substantial damages;

•	our ability to provide uninterrupted, secure access to the Health Link and VeriMed databases;

•	our ability to establish and maintain proper and effective internal accounting and financial controls; and

•	other factors, risks, and uncertainties referenced in the Company’s filings with the Securities and Exchange Commission, including the “Risk Factors” set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.
     Except as required by applicable law, we undertake no obligation to publicly revise any forward-looking statements, whether as a result of new information, future events or for any other reason. However, you should carefully review the risk factors set forth in other reports or documents we file from time to time with the SEC.

DESCRIPTION OF THE SYSCOMM INTERNATIONAL CORPORATION
2001 FLEXIBLE STOCK PLAN, AS AMENDED AND RESTATED,
AND EQUITY GRANTED OUTSIDE OF ANY PLAN
General Plan Information
     Introduction. Pursuant to the agreement and plan of reorganization, as amended, among us, Steel Vault and VeriChip Acquisition Corp., a wholly-owned subsidiary of ours, or MergerCo, MergerCo was merged with and into Steel Vault with Steel Vault surviving as a wholly-owned subsidiary of us (the “Merger”). In connection with, and as a result of, the Merger, we assumed each of the then-outstanding stock options to purchase shares of Steel Vault common stock. Upon the completion of the Merger, all references to Steel Vault in the Plan are deemed to refer to us.
     The Plan was originally approved by the stockholders of Steel Vault on March 29, 2001. The Plan is not subject to the Employee Retirement Income Security Act of 1974 nor is it qualified under section 401(a) of the Internal Revenue Code of 1986, as amended. The Plan was intended to attract, retain, motivate and reward employees and other individuals and to encourage ownership by employees and other individuals. The Plan provides for benefits to be awarded in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, performance shares, cash awards, and other stock based awards, which we refer to collectively as the Benefits. However, only stock options assumed in the Merger remain outstanding under the Plan.
     Eligibility for Benefits. We do not intend to use shares available under the Plan to make post-Merger grants. We are registering only stock issuable to certain former employees, directors and consultants of Steel Vault that were granted stock options under the Plan prior to the Merger.
     Number of Shares. There are 1,407,606 shares of our Common Stock reserved for issuance upon the exercise or settlement of outstanding stock options that were issued under the Plan prior to the Merger to former employees, directors and consultants of Steel Vault, and which were assumed by us at the closing of the Merger. Such shares may be authorized but unissued shares, shares held in our treasury, or both.
     If there is any change in our Common Stock by reason of any stock dividend, spin-off, split-up, spin-out, recapitalization, merger, consolidation, reorganization, combination or exchange of shares, the number of shares subject to any outstanding stock options, which are not yet vested, and the price thereof, as applicable, will be appropriately adjusted.
     Administration. The Plan is administered by the Compensation Committee of the Board, or the Committee. Subject to the express provisions of the Plan, the Committee has complete authority to: (i) determine when and to whom Benefits are granted and the type and amounts of Benefits; (ii) determine the terms, conditions and provisions of, and restrictions relating to, each Benefit granted; (iii) interpret and construe the Plan and any agreement, or the Agreement, evidencing and describing a Benefit; (iv) prescribe, amend and rescind rules and regulations relating to the Plan; (v) determine the form and contents of all Agreements; (vi) determine all questions relating to Benefits under the Plan; and (vii) take any other action which it considers necessary or appropriate for the administration of the Plan and to carry out the purposes of the Plan.
     Except as required by Rule 16b-3 issued by the Securities and Exchange Commission with respect to Benefits granted to persons who are subject to Section 16 of the Exchange Act (consisting of directors and officers), the Committee may delegate its authority to any employee, employees or committee.
     Additional information about the Plan and the Committee may be obtained from Allison Tomek, 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, telephone number (561) 805-8008.
     Amendment, Termination and Change in Control. The Board may amend the Plan at any time. However, the Board may not amend the Plan without stockholder approval if such amendment (i) would cause options which are intended to qualify as incentive stock options to fail to qualify as such, (ii) would cause the Plan to fail to meet the requirements of Rule 16b-3, or (iii) would violate applicable law. The Plan has no fixed termination date and shall continue in effect until terminated by the Board.
     The amendment or termination of the Plan will not adversely affect any Benefit granted prior to such amendment or termination. However, any Benefit may be modified or canceled by the Committee if and to the extent permitted by the Plan or Agreement or with the consent of the participant to whom such Benefit was granted.
     Any stock option granted may be converted, modified, forfeited or canceled, in whole or in part, by the Committee if and to the extent permitted in the Plan or applicable Agreement or with the consent of the participant to whom the stock option was granted. Except as may be provided in an Agreement, the Committee may, in its sole discretion, in whole or in part, waive any restrictions or conditions applicable to any stock options.

     In the event of a Change in Control, as defined below, all outstanding stock options shall become fully exercisable. As a result of the Merger, all stock options that Steel Vault granted under the Plan and that we assumed are fully exercisable.
     In the event of a Change of Control, the Committee, in its sole discretion, may, in addition to the above provisions and to the extent not inconsistent therewith:
     (i) provide for the purchase of any stock options for an amount of cash equal to the amount which could have been attained upon the exercise or realization of such stock options;
     (ii) make such adjustment to the stock options then outstanding as the Committee deems appropriate to reflect such transaction or change; and/or
     (iii) cause the stock options then outstanding to be assumed, or new stock options substituted therefor, by the surviving corporation in such change.
     “Change in Control” generally means: the acquisition by any person or group, other than us and certain related entities, of more than 20% of the outstanding shares of Common Stock; our liquidation or dissolution; the sale or other disposition of all or substantially all of our assets; a merger or consolidation involving the us in which our shareholders prior to the effective date of the transaction do not have more than 50% of the voting power of the surviving entity immediately following the transaction; or a change in the majority of the members of the Board during any two year period which is not approved by at least two-thirds of the members of the Board who were members at the beginning of the two year period.
     General Provisions Applicable to Stock Options. Under the Plan, the following provisions are applicable to stock options.
     Agreement and Terms of Benefits. The grant of any stock option may be evidenced by an Agreement which describes the specific stock option granted and the terms, conditions and provisions of, and restrictions relating to, such stock option. Any Agreement shall contain such provisions as the Committee shall determine to be necessary, desirable and appropriate, which may include, but not necessarily be limited to, the following with respect to any stock option: the stock option’s duration; its transferability; the exercise price, the exercise period and the person or persons who may exercise the stock option; the effect upon such stock option of the participant’s death, disability, changes of duties or termination of employment; the stock option’s conditions; and when, if, and how any stock option may be forfeited, converted into another Benefit, modified, exchanged for another Benefit, or replaced.
     Transferability. Unless otherwise specified in an Agreement or permitted by the Committee, each stock option shall be non-transferable other than by will or the laws of descent and distribution and shall be exercisable during a participant’s lifetime only by him/her.
     Tandem Awards. Benefits may be granted by the Committee in tandem. However, no Benefit may be granted in tandem with an incentive stock option except stock appreciation rights.
     Payment. Upon the exercise of a stock option payment may be made either (i) in cash, including a so-called “cashless exercise,” or (ii) with the consent of the Committee, (a) by the tender of shares of Common Stock having an aggregate fair market value equal to the amount due the Company, (b) in other property, (c) by the surrender of all or part of a Benefit (including the Benefit being exercised or acquired), or (d) by any combination of the foregoing.
     Dividend Equivalents. Grants of Benefits in Common Stock and Common Stock equivalents may include dividend equivalent payments or dividend credit rights.
     Withholding. At the time any Benefit is distributed under the Plan, the Company may withhold, in cash or in shares of Common Stock, from such distribution any amount necessary to satisfy income withholding requirements applicable to such distribution.
     Limitation on Benefits. The number of shares covered by options where the purchase price is no less than fair market value on the date of grant plus stock appreciation rights which may be granted to any one individual in any calendar year shall not exceed $1,250,000.
     Restrictions on Shares. The Committee may require each person purchasing Common Stock pursuant to a stock option under the Plan to represent to and agree with us in writing that such person is acquiring the shares for investment and without a view to distribution or resale. In addition, shares issued under the Plan may be subject to restrictive agreements between us or a subsidiary and the participant. The Committee may require that a legend reflecting any restriction described above be placed on any certificate for shares.

Equity Granted Outside of any Plan
     Steel Vault had stock options outstanding that were issued to certain of its former employees, directors and consultants from time to time outside of any plan. In connection with, and as a result of, the Merger, each of the then-outstanding stock options to purchase shares of Steel Vault common stock were assumed by us. There are 150,000 shares of our Common Stock reserved for issuance upon the exercise or settlement of the outstanding stock options issued outside of any plan.
DESCRIPTION OF OUR CAPITAL STOCK
     As of March 30, 2010, our authorized capital stock consisted of 70,000,000 shares of Common Stock, and 5,000,000 shares of preferred stock, $0.001 par value per share.
     The following is a summary of the material terms of our Common Stock and preferred stock. This summary does not purport to describe all the terms of the Common Stock and preferred stock, and such description is subject to, and qualified by reference to, our second amended and restated certificate of incorporation, as amended, and our amended and restated by-laws, as amended, all of which have been filed with the SEC, and by applicable law.
Common Stock
     As of March 30, 2010, there were 23,356,908 shares of our Common Stock outstanding and held of record by approximately 32 stockholders. The holders of our Common Stock are entitled to one vote for each share held of record on all matters properly submitted to a vote of the holders of Common Stock. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our Common Stock are entitled to receive ratably such dividends and other distributions as may be declared by our board of directors, out of assets or funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of our Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then-outstanding preferred stock.
     Holders of our Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking-fund provisions applicable to our Common Stock. All outstanding shares of our Common Stock are, and all shares of our Common Stock issuable upon conversion of the preferred stock, when and if issued, will be, fully paid and nonassessable.
Preferred Stock
     Our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, and to fix the designations, powers, preferences and relative, participating, optional and other special rights, if any, of each such class or series and the qualifications, limitations and restrictions thereof, including dividend rights, conversion rights, voting rights, sinking-fund provisions, terms of redemption, liquidation preferences, preemption rights, and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of preferred stock could adversely affect the voting power of holders of our Common Stock and could have the effect of delaying, deferring or preventing a change in control of us.
     On September 29, 2009, we filed a certificate of designations of preferences, rights and limitations of Series A Preferred Stock with the Secretary of State of the State of Delaware and the number of shares so designated is 2,000, par value $0.001 per share, which shall not be subject to increase without any consent of the holders of the Series A Preferred Stock. The Series A Preferred Stock ranks, with respect to rights upon liquidation, winding-up or dissolution, senior to our Common Stock and any other classes of stock or series of our preferred stock and junior to our existing and future indebtedness. Holders of Series A Preferred Stock will have no voting rights and no preemptive rights. There are no sinking-fund provisions applicable to Series A Preferred Stock. As of March 30, 2010, there were 462 shares of Series A Preferred Stock outstanding.
     Holders of our Series A Preferred Stock will have the right to convert their preferred stock into shares of our Common Stock, on or after the six-month anniversary of the issuance date of their Series A Preferred Stock, at a conversion price equal to the closing bid price on the trading day immediately preceding the notice date by us or the holder. If we or the holder exercises this conversion option with respect to any Series A Preferred Stock, we will issue to the holder the number of shares of our Common Stock equal to (x) $10,000 per share of Series A Preferred Stock multiplied by (y) the number of shares of Series A Preferred Stock subject to the notice, divided by (z) the conversion price with respect to such shares. If we exercise the conversion prior to the fourth anniversary of the issuance of such shares, then in addition to the conversion shares, we must pay to the holder additional shares with respect to such converted shares: (i) 35% of the conversion shares if converted after the six-month anniversary of the issuance date, but prior to the first anniversary of the issuance date, (ii) 27% of the converted shares if converted on or after the first anniversary, but prior to the second anniversary of the issuance date, (iii) 18% of the converted shares if converted on or after the second anniversary, but prior to the third anniversary of the issuance date, and (iv) 9% of the converted shares if converted on or after the third anniversary, but prior to the fourth anniversary of the issuance date.
     If we at any time on or after the date of issuance of any Series A Preferred Stock subdivide (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of our outstanding shares of Common Stock into a greater number of shares, the conversion price in effect immediately prior to such subdivision will be proportionately reduced and the number of conversion shares will be proportionately increased. If we at any time on or after such issuance date combines (by combination, reverse stock split or otherwise) one or more classes of our outstanding shares of Common Stock into a smaller number of shares, the conversion price in effect immediately prior to such combination will be proportionately increased and the number of conversion shares will be proportionately decreased. In addition to any adjustments described in this paragraph, if at any time we grant, issue or sell any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Common Stock, then the holder of Series A Preferred Stock will be entitled to acquire, upon the terms applicable to such purchase rights, the aggregate purchase rights which the holder could have acquired if the holder had held the number of shares of Common Stock acquirable upon conversion of all Series A Preferred Stock held by the holder immediately before the date on which a record is taken for the grant, issuance or sale of such purchase rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such purchase rights.
     If we fail to timely authorize the credit of the Series A Preferred Stock holder’s balance account for such number of conversion shares to which the Series A Preferred Stock holder is entitled pursuant to a conversion notice, then, in addition to all other remedies available to the Series A Preferred Stock holder, we must, subject to the availability of lawful funds therefor, pay in cash to the Series A Preferred Stock holder on each day that the issuance of such conversion shares is not timely effected an amount equal to 1.5% of the product of (A) the sum of the number of conversion shares not issued to such holder on a timely basis and to which such holder is entitled and (B) the closing bid price of the shares of Common Stock on the trading day immediately preceding the last possible date which we could have issued such conversion shares to the Series A Preferred Stock holder without violating any other restrictions on the issuance of conversion shares to the holder. In addition, if after our receipt of the applicable conversion delivery documents, we fail to timely authorize the credit of the Series A Preferred Stock holder’s balance account for the number of conversion shares to which such holder is entitled upon such holder’s exercise, and such holder purchases shares of Common Stock to deliver in satisfaction of a sale by the Series A Preferred Stock holder of conversion shares issuable upon such exercise that such holder anticipated receiving from us, then we shall, within one trading day after such holder’s request, either (i) pay cash, subject to the availability of lawful funds therefor, to such holder in an amount equal to the Series A Preferred Stock holder’s total purchase price for the shares of Common Stock so purchased, at which point our obligation to credit such holder’s balance account for the number of conversion shares to which such holder is entitled upon such holder’s exercise and to issue such conversion shares shall terminate, or (ii) promptly honor our obligation to credit such holder’s balance account for the number of conversion shares to which such holder is entitled upon the Series A Preferred Stock holder’s exercise and pay cash, subject to the availability of lawful funds therefor, to the holder in an amount equal to the excess (if any) of the total purchase price for the Common Stock so purchased over the product of (A) such number of shares of Common Stock sold by such holder in satisfaction of our obligations, times (B) the closing bid price on the date of exercise.
     At no time may we or the Series A Preferred Stock holder deliver a conversion notice if the number of conversion shares to be received pursuant to such conversion notice, aggregated with all other shares of Common Stock then beneficially (or deemed beneficially) owned by such holder, would result in the Series A Preferred Stock holder owning, on the date of delivery of the conversion notice, more than 9.99% of all Common Stock outstanding as determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. In addition, as of any date, the aggregate number of shares of Common Stock into which the Series A Preferred Stock are convertible within 61 days, together with all other shares of Common Stock then beneficially (or deemed beneficially) owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by the Series A Preferred Stock holder and its affiliates (as such term is defined in Rule 12b-2 under the Exchange Act), shall not exceed 9.99% of the total outstanding shares of Common Stock as of such date.
     Holders of our Series A Preferred Stock, commencing on the first anniversary of the date of issuance of any such shares of preferred stock, will be entitled to receive dividends on each outstanding share of Series A Preferred Stock, which shall accrue in shares of Series A Preferred Stock at a rate equal to 10% per annum. Accrued dividends will be payable annually on the anniversary of the issuance date. No dividend will be payable with respect to shares of Series A Preferred Stock that are redeemed for cash or converted into shares of our Common Stock prior to the first anniversary of the issuance date with respect to such shares.
     Upon any liquidation, dissolution or winding up of us, after payment or provision for payment of our debts and other liabilities, before any distribution or payment is made to the holders of any other class or series of stock, the holders of Series A Preferred Stock will first be entitled to be paid out of our assets available for distribution to our stockholders an amount with respect to the Series A liquidation value (i.e., $10,000 per share of Series A Preferred Stock), after which any of our remaining assets will be distributed among the holders of the other class or series of our stock in accordance with our certificates of designations and certificate of incorporation.
     We may redeem, for cash, any or all of the Series A Preferred Stock at any time at the redemption price per share equal to $10,000 per share of Series A Preferred Stock, plus any accrued but unpaid dividends with respect to such shares. If we exercise this redemption option with respect to any Series A Preferred Stock prior to the fourth anniversary of the issuance of such preferred stock, then in addition to the redemption price, we must pay to the holder a make-whole price per share equal to the following with respect to such redeemed Series A Preferred Stock: (i) 35% of the Series A liquidation value if redeemed prior to the first anniversary of the issuance date, (ii) 27% of the Series A liquidation value if redeemed on or after the first anniversary, but prior to the second anniversary of the issuance date, (iii) 18% of the Series A liquidation value if redeemed on or after the second anniversary, but prior to the third anniversary of the issuance date, and (iv) 9% of the Series A liquidation value if redeemed on or after the third anniversary but prior to the fourth anniversary of the issuance date.

Board of Directors
     Our board of directors is not classified.
Anti-Takeover Provisions
     Certain provisions of our second amended and restated certificate of incorporation, as amended, and amended and restated by-laws, as amended, could make the acquisition of us by means of a tender offer, or the acquisition of control of us by means of a proxy contest or otherwise, more difficult. These provisions, summarized below, are intended to discourage certain types of coercive takeover practices and inadequate takeover bids, and are designed to encourage persons seeking to acquire control of us to negotiate with the our board of directors. We believe that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms.
     Our second amended and restated certificate of incorporation, as amended, and amended and restated by-laws, as amended, provide other mechanisms that may help to delay, defer or prevent a change in control. For example, our second amended and restated certificate of incorporation, as amended, does not provide for cumulative voting in the election of directors. Cumulative voting provides for a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock that such stockholder holds as it would if cumulative voting were permitted. The elimination of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence the board’s decision regarding a takeover.
     Under our second amended and restated certificate of incorporation, as amended, 4,998,000 shares of preferred stock remain undesignated. The authorization of undesignated preferred stock makes it possible for the board of directors, without stockholder approval, to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of us.
     Our amended and restated by-laws, as amended, contain advance-notice procedures that apply to stockholder proposals and the nomination of candidates for election as directors by stockholders, other than nominations made pursuant to the notice given by us with respect to such meetings or nominations made by or at the direction of the board of directors.
     These and other provisions may have the effect of deferring hostile takeovers or delaying changes in our control or management.
Transfer Agent and Registrar
     The transfer agent and registrar for our Common Stock is Registrar and Transfer Company, located at 10 Commerce Drive, Cranford, New Jersey 07016, and its telephone number is 800-368-5948.

MATERIAL FEDERAL INCOME TAX EFFECTS
     The following is a discussion of material Federal income tax considerations with respect to applicable to your stock options and of acquiring and holding our Common Stock. You are urged to consult your tax advisor regarding the Federal, state and other tax consequences of your stock options and of acquiring and holding our Common Stock.
     Non-Qualified Stock Options. All of the stock options outstanding under the Plan are non-qualified stock options. The grant of a non-qualified stock option will have no federal income tax consequences to us or to a participant. A participant will recognize taxable ordinary income at the time of exercise of the option in an amount equal to the excess of the fair market value of the shares acquired at the time of exercise over the option price, and we will ordinarily be entitled to a deduction for such amount. Gains recognized on the exercise of options by employees will be subject to income and employment tax withholding. The holder of shares acquired upon exercise of a non-qualified stock option will, upon a subsequent disposition of such shares, generally recognize a short-term or long-term capital gain or loss, depending upon the holding period of the shares, equal to the difference between the amount realized on the sale and the basis in such shares (the sum of the option price and the amount taxed as ordinary income at the time of exercise).
     Certain Other Tax Issues. In addition, (i) officers and directors of ours subject to liability under Section 16(b) of the Exchange Act may be subject to special rules regarding the income tax consequences concerning their stock options; (ii) any entitlement to a tax deduction on the part of the Company is subject to the applicable federal tax rules (including, Section 162(m) of the Code regarding the $1,000,000 limitation on deductible compensation); and (iii) in the event that the exercisability or vesting of any award is accelerated because of a Change of Control of the Company, payments relating to stock options under the Plan, either alone or together with certain other payments, may constitute parachute payments under Section 280G of the Code, which excess amounts may be subject to excise taxes.
     In general, Section 162(m) of the Code denies a publicly held corporation a deduction for federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and a company’s principal executive officer (PEO) and the three other most highly compensated executive officers required to be named in the company’s executive compensation disclosure under the SEC disclosure rules (other than the principal financial officer, subject to certain exceptions (including a “performance-based” compensation exception).
     The foregoing summary does not contain a complete analysis of all the potential tax consequences for our stock options and Common Stock, including employment tax and state, local or foreign income tax consequences.
RESTRICTIONS ON RESALE
     If you are an “affiliate” (as defined in the Securities Act) of ours, any shares acquired pursuant to the Plan may be resold only pursuant to the registration requirements of the Securities Act, or an applicable exemption such as Rule 144, if available. In addition, acquisitions and dispositions of the shares of our Common Stock or derivative securities by persons subject to Section 16 of the Exchange Act, within any period of less than six months may give rise to our right to recapture any profit from such transactions pursuant to Section 16(b) of the Exchange Act. Finally, all participants must comply with Rule 10b-5 of the Exchange Act, which prohibits trading in securities based on inside information.
USE OF PROCEEDS
     We will receive the exercise price of the options covered by this prospectus if and when such options are exercised, unless the option is exercised by the tender of shares of common stock having an aggregate fair market value equal to the amount due to us, in other property, or by the surrender of all or part of a stock option. We currently intend to use the net proceeds from any exercises of these options for general corporate purposes.
PLAN OF DISTRIBUTION
     This prospectus covers the shares of our Common Stock that are reserved for issuance upon exercise of stock options issued to former employees, directors and consultants of Steel Vault under the Plan and assumed by us in connection with our acquisition of Steel Vault. Former employees, directors and consultants include executors, administrators, or beneficiaries of the estates of deceased employees, directors and consultants, guardians or members of a committee for incompetent former employees, directors and consultants, or similar persons duly authorized by law to administer the estate or assets of former employees, directors and consultants. We are offering these shares of our Common Stock directly to the holders of these stock options according to the terms of the Agreements governing their stock options. We are not using an underwriter in connection with this offering.
LEGAL MATTERS
     The validity of the securities offered hereby was passed on for us by Holland & Knight LLP, One East Broward Boulevard, Suite 1300, Fort Lauderdale, Florida 33301.
EXPERTS
     The consolidated financial statements incorporated by reference in this prospectus from PositiveID Corporation’s Annual Report on Form 10-K filed with the SEC on March 19, 2010 have been audited by Eisner LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference and has been incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
     The consolidated financial statements of Steel Vault Corporation incorporated by reference in this prospectus from PositiveID Corporation’s Current Report on Form 8-K filed with the SEC on March 19, 2010 have been audited by Eisner LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference and has been incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
     The following is an estimate, subject to future contingencies, of the expenses to be incurred by the Registrant in connection with the issuance and distribution of the securities being registered:

Registration Fee	$—
Legal Fees and Expenses	5,000
Accounting Fees and Expenses	5,000
Printing Fees and Expenses	1,000

Total	$11,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS
     Under Section 145 of the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
     Section 145 also provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
     Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.
     Notwithstanding the instances outlined above where a corporation may indemnify its current and former directors and officers, a corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such. Correspondingly, we have purchased and maintains insurance on behalf of its directors and officers against any liability asserted against such directors and officers in their capacities as such.
     We will indemnify and hold harmless, to the fullest extent authorized or permitted by applicable law, each person (other than a party plaintiff in a proceeding that was not authorized by the board of directors) who is, or is threatened to be made, a party to, or is otherwise involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, because he or she is or was a director or officer of ours or, while a director or officer of ours, is or was serving at the request of us as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all expense, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection with such action, suit or proceeding. This right to indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. The right to indemnification and advancement of expenses is a contractual right and includes the right to be paid by us the expenses incurred in defending or otherwise participating in any such proceeding in advance of its final disposition to the fullest extent authorized by the DGCL.
     We may purchase and maintain insurance, at our expense, to protect ourself and any director, officer, employee or agent of ours or another corporation, partnership, limited liability company, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.
ITEM 16. EXHIBITS
     The exhibits to this registration statement are listed in the Exhibit Index to this registration statement and are incorporated by reference herein.
ITEM 17. UNDERTAKINGS
     (a) The undersigned registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
               (i) To include any prospectus required by section 10(a)(3) of the Securities Act;
               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
Provided, however, that Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
          (4) That, for the purpose of determining liability under the Securities Act to any purchaser:
               (i) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
The undersigned Registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
               (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
               (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
               (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
               (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 3 on Form S-3 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Delray Beach, State of Florida, on April 1, 2010.

POSITIVEID CORPORATION
By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title:	President and Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 3 on Form S-3 to the Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

*	Chief Executive Officer and Chairman of	April 1, 2010
Scott R. Silverman	the Board of Directors (Principal Executive Officer)

/s/ William J. Caragol	President, Chief Financial Officer and Director	April 1, 2010
William J. Caragol	(Principal Financial Officer and Principal Accounting Officer)

*	Director	April 1, 2010
Jeffrey S. Cobb

*	Director	April 1, 2010
Barry M. Edelstein

*	Director	April 1, 2010
Steven R. Foland

*	Director	April 1, 2010
Michael E. Krawitz

*	William J. Caragol hereby signs this registration statement on behalf of the persons for whom he is attorney-in-fact on April 1, 2010, pursuant to a power of attorney previously filed.

By:	/s/ William J. Caragol

Attorney-in-Fact
Dated: April 1, 2010

EXHIBIT INDEX

Exhibit
Number	Description
2.1
Agreement and Plan of Reorganization dated September 4, 2009, among PositiveID Corporation, Steel Vault Corporation, and VeriChip Acquisition Corp. (previously filed with the SEC, on September 8, 2009, as Exhibit 2.1 to the Registrant’s Current Report on Form 8-K and incorporated herein by reference)

2.2
Amendment No. 1 to Agreement and Plan of Reorganization, dated October 1, 2009, among PositiveID Corporation, Steel Vault Corporation, and VeriChip Acquisition Corp. (previously filed with the SEC, on October 1, 2009, as Exhibit 2.1 to the Registrant’s Current Report on Form 8-K and incorporated herein by reference)

4.1	Form of Specimen Common Stock Certificate (previously filed with the SEC, on March 19, 2010, as Exhibit 4.1 to the Registrant’s Annual Report on Form 10-K and incorporated herein by reference)

4.2
Second Amended and Restated Certificate of Incorporation of PositiveID Corporation filed with the Secretary of State of Delaware on December 18, 2006, as amended on November 10, 2009 (previously filed with the SEC, on November 12, 2009, as Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q and incorporated herein by reference)

4.3
Amended and Restated By-Laws adopted as of December 12, 2005, as amended on March 16, 2010 (previously filed with the SEC, on March 19, 2009, as Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K and incorporated herein by reference)

5.1	Opinion of Holland & Knight LLP as to the validity of the shares of Common Stock+

23.1	Consent of Eisner LLP*

23.3	Consent of Holland & Knight LLP (included in Exhibit 5.1)+

*	Filed herewith

+	Previously filed as an exhibit to PositiveID Corporation’s Registration Statement on Form S-4 to which this is Post-Effective Amendment No. 3 on Form S-3. (Registration No. 333-161991).